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Filed Pursuant to Rule 424(b)(1)
Commission File No. 333-195879

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Registered	Amount to be Registered(1)	Offering Price per Share	Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock, par value $0.01	13,800,000	$62.00	$855,600,000	$110,201.28

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
The filing fee, calculated in accordance with Rules 456(b) and 457(r), has been transmitted to the SEC in connection with the securities offered from Registration Statement File No. 333-195879 by means of this prospectus supplement.

PROSPECTUS

Antero Resources Corporation

12,000,000 Shares of Common Stock

$62.00 per share

        The selling stockholder, Antero Resources Investment LLC, is selling 12,000,000 shares of our common stock in this offering. We will not receive any proceeds from the sale of the common stock by the selling stockholder in this offering.

        Our common stock is listed on the New York Stock Exchange under the symbol "AR." The last reported trading price of our common stock on the New York Stock Exchange on May 12, 2014 was $63.79 per share.

        Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 17 of this prospectus.

	Per share	Total
Price to the public	$62.00	$744,000,000
Underwriting discounts and commissions(1)	$1.86	$22,320,000
Proceeds to selling stockholder (before expenses)	$60.14	$721,680,000

(1)
We refer you to "Underwriting" beginning on page 32 of this prospectus for additional information regarding underwriting compensation.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The selling stockholder has granted the underwriters a 30-day option to purchase up to 1,800,000 additional shares of common stock on the same terms and conditions as set forth above.

        We and Antero Resources Investment LLC will be entering into lock-up agreements with the underwriters for period of 60 days from the date of this prospectus. Please read "Underwriting—Lock-Up Agreements."

        The underwriters expect to deliver the shares of common stock to purchasers on or about May 19, 2014.

Joint Book-Running Managers

Barclays	Citigroup	Credit Suisse	J.P. Morgan

Senior Co-Managers

Raymond James	Scotiabank / Howard Weil	Tudor, Pickering, Holt & Co.	Wells Fargo Securities

Co-Managers

Baird	BMO Capital Markets	Capital One Securities
IBERIA Capital Partners L.L.C.	KeyBanc Capital Markets	SunTrust Robinson Humphrey

Prospectus dated May 13, 2014

        You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the selling stockholder have authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any sale of a security.

i

ABOUT THIS PROSPECTUS

        Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read "Where You Can Find More Information" below. You are urged to read this prospectus carefully, including "Risk Factors," and the documents incorporated by reference in their entirety before investing in our securities.

        Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to "Antero," "we" or "our" are to Antero Resources Corporation and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.anteroresources.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website (other than to the extent specified elsewhere herein), and you should not consider it to be a part of this prospectus. You may also inspect reports, proxy statements and other information about Antero Resources Corporation at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, NY 10005.

        We "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the cover page of this prospectus.

        Any information that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), from the date of this prospectus until the termination of each offering under this prospectus, and that is deemed "filed" with the SEC, will automatically update and supersede this information. We also incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, including information specifically incorporated by reference from our Proxy Statement for our 2014 Annual Meeting of Stockholders, as amended;

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  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

  •
  our Current Reports on Form 8-K filed on February 10, 2014, March 25, 2014, April 23, 2014, April 24, 2014 and May 8, 2014 (two reports) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

  •
  the description of our common stock included in our Form 8-A (File No. 001-36120), filed with the Commission on October 8, 2013, including any amendment or report filed for the purpose of updating, changing or otherwise modifying such description.

        You can obtain copies of any of these documents without charge upon written or oral request by requesting them in writing or by telephone at:

Antero Resources Corporation
1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus, including the documents incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

        Forward-looking statements may include statements about our:

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  business strategy, including the proposed initial public offering of our midstream business;

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  reserves;

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  financial strategy, liquidity and capital required for our development program;

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  realized natural gas, natural gas liquids ("NGLs") and oil prices;

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  timing and amount of future production of natural gas, NGLs and oil;

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  hedging strategy and results;

  •
  future drilling plans;

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  competition and government regulations;

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  pending legal or environmental matters;

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  marketing of natural gas, NGLs and oil;

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  leasehold or business acquisitions;

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  costs of developing our properties and conducting our midstream operations;

  •
  general economic conditions;

  •
  credit markets;

  •
  uncertainty regarding our future operating results; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs, and oil. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, marketing and transportation risks, regulatory changes, the uncertainty inherent in estimating natural gas, NGLs, and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under the heading "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference herein.

        Reserve engineering is a process of estimating underground accumulations of natural gas, NGLs, and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas, NGLs, and oil that are ultimately recovered.

        Should one or more of the risks or uncertainties described in this prospectus or the documents incorporated by reference herein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

        Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 PROSPECTUS SUMMARY

        This summary highlights information included or incorporated by reference in this prospectus. You should read carefully the entire prospectus, the documents incorporated by reference herein and the other documents to which we refer for a more complete understanding of this offering. Unless otherwise indicated, the estimated reserve volumes presented in this prospectus are based on SEC pricing at December 31, 2013 (assuming ethane rejection).

        Except as the context otherwise indicates, the information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of common stock from the selling stockholder.

Our Company

        We are an independent oil and natural gas company engaged in the exploitation, development and acquisition of natural gas, NGLs and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. We are focused on creating value through the development of our large portfolio of repeatable, low cost, liquids-rich drilling opportunities in two of the premier North American shale plays. We hold approximately 360,000 net acres in the southwestern core of the Marcellus Shale and approximately 115,000 net acres in the core of the Utica Shale. In addition, we estimate that approximately 180,000 net acres of our Marcellus Shale leasehold are prospective for the slightly shallower Upper Devonian Shale. Finally, we own the deep rights on approximately 139,000 net acres of our Marcellus Shale acreage in West Virginia and Pennsylvania that we believe is prospective for the dry gas Utica Shale. As of December 31, 2013, our estimated proved reserves were 7.6 Tcfe and were 27% proved developed and 88% natural gas, assuming ethane rejection. As of December 31, 2013, our drilling inventory consisted of 4,778 identified potential horizontal well locations, approximately 68% of which are liquids-rich drilling opportunities.

        Our management team has a proven track record of implementing geologically driven growth strategies in some of the most prominent unconventional plays across the United States, including the Barnett, Woodford, Marcellus and Utica Shales. Paul Rady, our Chairman and Chief Executive Officer, and Glen Warren, our President and Chief Financial Officer, founded our business in 2002. The majority of our management team has worked together at various times for over 30 years at Amoco Production Company, Barrett Resources Corporation, Pennaco Energy Inc. and Antero Resources. Our management team has created significant value through various past ventures, including the sale of two unconventional resource-focused upstream companies and one midstream company in the last 15 years.

        We have been successful in targeting large, repeatable resource plays where horizontal drilling and advanced fracture stimulation technologies provide the means to economically develop and produce natural gas, NGLs and oil from unconventional formations. We have been early adopters of innovative hydraulic fracturing and completion techniques, having drilled over 500 horizontal wells in the Barnett, Woodford, Marcellus and Utica Shales. As a result of our horizontal drilling and completion expertise, and the predictable geologic structure throughout our largely contiguous land position in the southwestern core of the Marcellus Shale, we have drilled approximately 1.7 million lateral feet without encountering any faulting in our target zone. We have drilled and completed 255 horizontal wells in the Marcellus Shale with a 100% success rate to date. We define the term "100% success rate" to mean that all wells were completed and produce in commercially viable quantities. With 15 rigs running, we are currently the most active driller in the Marcellus Shale based on information from RigData. We have begun to apply the expertise and approach we employ in the Marcellus Shale to the Utica Shale, and we believe we will be able to achieve similar success. We have drilled and completed 27 horizontal wells in the Utica Shale with a 100% success rate without encountering any faulting.

Our Properties

Marcellus Shale

        We believe that the Marcellus Shale is a premier North American shale play due to its high well recoveries relative to drilling and completion costs, broad aerial extent, relatively homogeneous high-quality reservoir characteristics and significant hydrocarbon resources in place. Based on these attributes, as well as drilling results publicly released by other operators, we believe that the Marcellus Shale offers some of the most attractive single-well rates of return of all North American conventional and unconventional play types. We also believe that the Marcellus Shale has two core areas: the southwestern core in northern West Virginia and southwestern Pennsylvania and the northeastern core in northeastern Pennsylvania. According to RigData, as of March 28, 2014, approximately 90% of the 102 drilling rigs operating in the Marcellus Shale were located in these two core areas.

        All of our approximately 360,000 net acres in the Marcellus Shale are located within the southwestern core. We have experienced virtually no geologic complexity in our drilling activities to date, which has contributed to what we believe to be a narrow and predictable band of expected well recoveries per 1,000 feet of lateral length on our wells. Further, the lower thermal maturity of the Marcellus Shale in the western half of the southwestern core yields liquids-rich natural gas and condensate, which allows for NGL processing that can significantly improve well economics. As of December 31, 2013, we had 3,068 identified potential horizontal well locations in the Marcellus Shale.

        We currently have 15 rigs operating in the Marcellus Shale and expect to drill 144 wells in 2014, of which 34 had been drilled as of March 31, 2014. We believe our full cycle drilling, completion and operating costs on a per unit basis are among the lowest in the Marcellus Shale and the industry as a whole.

Utica Shale

        We currently own approximately 115,000 net acres in the core of the Utica Shale and expect to continue to add to our sizeable land position. The proximity of our Utica acreage position to our operations in the Marcellus Shale allows us to capitalize on operating and midstream synergies. We are currently operating five drilling rigs in the Utica Shale and have completed 27 horizontal wells with strong results. We have had a 100% success rate and believe over 70% of our acreage has liquids-rich gas processing potential. We expect to drill 49 wells in the Utica Shale in 2014, of which 13 had been drilled as of March 31, 2014. As of December 31, 2013, we had 759 identified potential horizontal well locations in the Utica Shale.

Reserves

        The following table provides a summary of selected data for our Appalachian Basin natural gas, NGL and oil assets as of the date and for the periods indicated:

	At December 31, 2013
	Proved reserves (Bcfe)(1)	PV-10 (in millions)(2)	Net proved developed wells(3)	Total net acres(4)	Gross potential drilling locations
Appalachian Basin:
Marcellus Shale	7,226	$5,337	233	345,000	3,068
Upper Devonian	44	$6	2	—	951
Utica Shale	362	$655	15	105,000	759

Total	7,632	$5,998	250	450,000	4,778

(1)
Estimated proved reserve volumes and values were calculated assuming ethane rejection and using the unweighted twelve-month average of the first-day-of-the-month reference prices for the period ended December 31, 2013, which were $3.65 per Mcf for natural gas, $47.13 per Bbl for NGLs and $87.00 per Bbl for oil for the Appalachian Basin based on a $97.17 WTI reference price.

(2)
PV-10 is a non-GAAP financial measure. For a reconciliation of PV-10 to standardized measure, see "—Summary Reserve, Production and Operating Data—Summary Reserve Data."

(3)
Does not include 273 gross (241 net) shallow vertical wells that were acquired in conjunction with leasehold acreage acquisitions.

(4)
Net acres allocable to the Upper Devonian are included in the net acres allocated to the Marcellus Shale, because the Upper Devonian and the Marcellus Shale are multi-horizon shale formations attributable to the same leases.

Midstream Infrastructure

        Our exploration and development activities are supported by our operated gathering, compression, processing and transportation assets, as well as by third-party arrangements. Unlike many producing basins in the United States, certain portions of the Appalachian Basin do not have sufficient midstream infrastructure to support the existing and expected increasing levels of production.

        We maintain a strong commitment to developing the necessary midstream infrastructure to support our drilling schedule and production growth. We accomplish this goal through a combination of internal asset developments and contractual relationships with third-party midstream service providers. As part of our internal developments, we have invested a significant amount of capital in building low- and high-pressure gathering lines, compressor stations and fresh water distribution systems. We will continue to invest significantly in our midstream infrastructure, as it allows us to optimize our processing and takeaway capacity to support our expected rapid production growth, affords us more control over the direction and planning of our drilling schedule and has historically created significant value for our equity owners. In 2013, we spent approximately $597 million on midstream and fresh water distribution infrastructure.

        See "—Recent Developments—Midstream MLP IPO" for more information about the proposed initial public offering of our midstream business.

Business Strengths

        Our objective is to build value through growth in reserves, production and cash flows by developing and expanding our portfolio of low-risk, high-return drilling locations and ensuring timely development of processing and pipeline takeaway capacity. We believe that the following strengths will allow us to successfully execute our business strategies:

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  Large, stable operated position in the core of the Marcellus and Utica Shales.  We own extensive and contiguous land positions in the core areas of two of the premier North American shale plays. We believe our approximately 360,000 net acres in the southwestern core of the Marcellus Shale and our 115,000 net acres in the Utica Shale are characterized by consistent and predictable geology. However, 93% of this acreage is undeveloped or does not include wells that have been drilled or completed to a point of producing commercially viable quantities. Approximately 51% of our Marcellus acreage and 20% of our Utica acreage was held by production at December 31, 2013, while an additional 21% and 79%, respectively, does not expire for five years or more. As of December 31, 2013, all of our total aggregate proved, probable and possible reserves were attributable to properties that we operate.

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  Multi-year, low-risk drilling inventory.  Our drilling inventory at December 31, 2013 consisted of 4,778 identified potential horizontal well locations on our existing leasehold acreage. We believe that we and other operators in the area have substantially delineated and de-risked our large contiguous acreage position in the southwestern core of the Marcellus Shale. We have drilled and completed 255 wells on our Marcellus Shale acreage with a success rate of 100%. We have drilled and completed 27 horizontal wells in the core of the Utica Shale with a 100% success rate.

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  Exposure to large resource of liquids-rich gas and condensate.  Approximately 68% of our 4,778 identified potential horizontal well locations as of December 31, 2013 target the liquids-rich gas regions of the Marcellus and Utica Shales. The gas content of this liquids-rich gas allows for NGL processing that, coupled with the condensate, can significantly improve well economics. This exposure to a range of liquids contents allows us to optimize our drilling economics across a portfolio of liquids-rich gas locations in order to take advantage of the existing commodity price environment.

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  Low-cost leader.  We are a low-cost leader in the United States. Our ability to drill consistently long laterals, averaging over 7,000 lateral feet, helps us to reduce costs on a per-lateral-foot basis, which is a key competitive advantage. The contiguous nature of our leasehold and the lack of geologic complexity are critical to our ability to drill long laterals. Additionally, since June 2013, we have shortened our average frac stage lengths on many of our Marcellus Shale wells from 350 feet per stage historically to 200 to 225 feet per stage. Initial well results have shown increases in production rates of 20% to 30% when compared to similar wells within the same geographic area. In addition, we estimate that the incremental costs attributable to the short stage lengths has increased by between 10% and 15% per well. We have implemented operational efficiencies to continue lowering our costs, such as (i) pad drilling, (ii) development of an extensive fresh water distribution system, (iii) the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore, (iv) the use of natural gas powered rigs and (v) our proactive approach to meeting our gathering, processing and compression infrastructure needs.

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  Access to committed processing, compression and takeaway capacity in the Marcellus and Utica Shales.  We have contracted a total of 1,150 MMcf/d of processing capacity in the Marcellus Shale, 550 MMcf/d of which is currently in service. Similarly, we have 600 MMcf/d of contracted processing capacity in the Utica Shale, 250 MMcf/d of which is currently in service, with the option to access additional capacity. We have also secured an average of 1,354,000 MMBtu/d of long-haul firm transportation capacity or firm sales in 2014, increasing to an average of 2,620,000 MMBtu/d in 2016. Additionally, subject to the finalization of definitive agreements, we expect that we will have access to 101,500 Bbl/d of NGL takeaway capacity, comprised of

    61,500 Bbl/d of ethane takeaway, 28,000 Bbl/d of propane takeaway and 12,000 Bbl/d of butane takeaway to diversified domestic and international markets. We believe our commitment to midstream infrastructure allows us to convert our reserves to production more quickly at optimal prices, making us a logical consolidator of additional acreage in our core areas.

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  Financial strength and flexibility.  As of March 31, 2014, after giving effect to the completion of the offering of our 5.125% senior notes due 2022 (the "2022 notes") and the application of the net proceeds therefrom and the recent amendment to our credit facility, we had approximately $2.6 billion in total indebtedness, $431 million of secured indebtedness outstanding, and approximately $1.5 billion of available capacity under our credit facility and the midstream credit facility (after deducting $73 million of outstanding letters of credit). Based on our current financial condition, together with our operating cash flow and hedging program, we believe we have the financial flexibility to pursue our currently planned 2014 development and delineation drilling activities.

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  Proven and incentivized executive and technical teams.  We believe our management team's experience and expertise across multiple resource plays provides a distinct competitive advantage. Our officers have an average of over 30 years of industry experience in the Rocky Mountain, Midcontinent and Appalachian operating regions and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. Additionally, our technical team has drilled over 500 horizontal wells in the Barnett, Woodford, Marcellus and Utica Shales over the past ten years. Our management team has a significant economic interest in us through their interest in our controlling stockholder, Antero Investment.

Business Strategy

        Our strategy consists of the following principal elements:

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  Create value through the development of our extensive drilling inventory.  Since initiating our drilling program with one rig in 2009, we have invested an estimated $4.9 billion in land and drilling in the Appalachian Basin. Based on information from RigData, we are currently the most active driller in the Appalachian Basin with 20 operated rigs, including 15 operated rigs in the Marcellus Shale (where we are the most active driller) and five operated rigs in the Utica Shale (where we are one of the most active drillers). We intend to dedicate substantially all of our $1.8 billion drilling and completion budget in 2014 to develop our liquids-rich areas. Approximately 75% of the 2014 drilling and completion budget is allocated to the Marcellus Shale, and the remaining 25% is allocated to the Utica Shale.

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  Enhance returns through a focus on optimizing full cycle economics.  We continually monitor and adjust our drilling program with the objective of achieving the highest total returns on our portfolio of drilling opportunities. We believe that we will achieve this objective by (i) minimizing the capital costs of drilling and completing horizontal wells, (ii) maximizing well production and recoveries by optimizing lateral length, the number of frac stages, perforation intervals and the type of fracture stimulation employed, (iii) targeting specific Btu windows within our leasehold position to optimize our hydrocarbon mix based on the existing commodity price environment, (iv) minimizing operating costs through efficient well management, and (v) pursuing infrastructure initiatives, such as the development of our extensive water pipeline system and gas gathering system.

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  Maximize wellhead economics by ensuring timely development of processing and pipeline takeaway capacity and the marketing of our NGLs.  We expect to continue to meaningfully increase our liquids production from the NGLs, oil and condensate associated with our growing natural gas production. We endeavor to ensure that we have sufficient processing capacity in place to recover NGLs when economically desirable. We have also secured long-term firm takeaway capacity and firm sales on major pipelines that are in existence or currently under construction in our core operating areas to accommodate our growing production and to manage basis differentials. Further, we plan to maximize the value of our NGLs through processing and marketing agreements with transporters and NGL end users.

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  Continue growing our core acreage position through leasing and strategic acquisitions.  We intend to continue identifying and acquiring additional acreage and producing assets in our core areas in the Marcellus and Utica Shales. We believe that by managing a large team of dedicated landmen, we have a competitive advantage that enables us to continue to opportunistically add acreage to our core positions. This team of landmen has allowed us to build a large, contiguous acreage position in our Marcellus and Utica Shale plays, making us the logical acreage consolidator in our core areas. We initially targeted and acquired 114,000 net acres in the Marcellus Shale in 2008, based on specific geologic and technical analysis, and have selectively built our position to approximately 360,000 net acres. We started building our targeted Utica Shale acreage position in the fourth quarter of 2011 and currently have approximately 115,000 net acres of leasehold in the core of the liquids-rich window in Ohio.

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  Manage commodity price exposure through an active hedging program to protect our expected future cash flows.  We expect to continue to maintain an active hedging program designed to mitigate volatility in commodity prices and regional basis differentials and to protect our expected future cash flows. At March 31, 2014, we had entered into hedging contracts for April 1, 2014 through December 31, 2019 for 1.385 Tcf of our projected natural gas production at a weighted average index price of $4.58 per MMBtu and 825,000 Bbls of oil at a weighted average price of $95.22 per Bbl. These hedging contracts include contracts for the year ended December 31, 2014 of approximately 198 Bcf of natural gas at a weighted average index price of $4.60 per MMBtu and 825,000 Bbls of oil at $95.22 per Bbl.

Recent Developments

Midstream MLP IPO

        On February 7, 2014, our subsidiary, Antero Resources Midstream LLC, filed a Registration Statement on Form S-1 with the SEC relating to its initial public offering of common units representing limited partner interests. In connection with the closing of the offering, Antero Resources Midstream LLC will convert from a limited liability company into a Delaware limited partnership (the "MLP"). In connection with the closing of the MLP's initial public offering, we intend to contribute substantially all of our midstream assets to the MLP as well as the right to develop additional midstream infrastructure to service our growing production. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities of the MLP.

Operating Update

        Capital budget.    Our total capital expenditures for the three months ended March 31, 2014 were $732 million, including drilling and completion costs of $496 million, gathering and compression costs of $108 million, fresh water distribution project costs of $60 million, leasehold acquisition costs of $60 million and approximately $8 million of other capital expenditures.

        We have increased our 2014 capital budget by $100 million to $2.85 billion. We increased the budget to account for the acquisition of 6,363 net acres in the Piedmont Lake area in the core of the Utica Shale, providing us with 29 liquids-rich drilling locations.

        Production and takeaway.    For the three months ended March 31, 2014, our average daily gas-equivalent production was 786 MMcfe/d, including 16,332 Bbl/d of liquids (12% of average daily production). Our committed long-term firm takeaway capacity increased during the first quarter of 2014 and is expected to average 2.6 Bcf/d by 2016 (assuming 1,000 Btu gas).

        Realized pricing.    Our average realized natural gas price before hedging for the first quarter of 2014 was $5.05 Mcf, a 2% premium to the NYMEX average for the period. Approximately 45% of our first quarter 2014 natural gas revenue was realized at the Columbia Gas Transmission (TCO) index, and the remaining natural gas revenue was realized at various other index pricing points, including Dominion South, TETCO M2 and NYMEX.

        Our average realized Y-grade C3+ NGL price for the first quarter of 2014 was $61.69 per barrel, or an average of approximately 62% of the NYMEX WTI oil price average for the period, and the average realized oil price was $88.87 per barrel. Average natural gas equivalent price including NGLs and oil, but excluding hedge settlements, was $5.80 per Mcfe.

        Our average realized natural gas price for the first quarter of 2014 (including hedges) was $5.02 per Mcf, a decrease of approximately 2% as compared to the first quarter of 2013. Average natural gas equivalent price including NGLs, oil and hedge settlements was $5.79 per Mcfe, an increase of approximately 10% as compared to the first quarter of 2013, due to the significant increase in liquids production. For the first quarter of 2014, we realized hedging losses of approximately $1.1 million, or $0.01 per Mcfe, due to the sharp rise in natural gas prices this past winter.

Senior Notes Offering and Redemption of 2019 Notes

        On May 6, 2014, we issued $600 million of our 5.125% senior notes due 2022 at par. We received net proceeds of approximately $591.6 million from the sale of the 2022 notes, after deducting the initial purchasers' discounts and expenses, of which we intend to use $277.5 million to redeem the outstanding 7.25% senior notes due 2019 at a redemption price of 100% of the principal amount thereof plus a "make-whole" premium and accrued interest. The remaining proceeds were used to repay a portion of the outstanding borrowings under our credit facility.

Increase and Extension of Credit Facility

        On May 5, 2014, our credit facility (including the underlying midstream credit facility) was amended to increase the face amount of the facility from $2.5 billion to $3.5 billion, to increase the borrowing base from $2.0 billion to $3.0 billion, and to increase lender commitments from $1.5 billion to $2.0 billion. The maturity date of the facility was amended from May 2016 to May 2019. Our credit facility was also amended to permit dispositions to and investments in the MLP.

Corporate Sponsorship

        We have funded our development and operating activities primarily through equity capital raised from our initial public offering and private equity sponsors, through the issuance of debt securities, through borrowings under our bank credit facilities, through asset sales and through operating cash flows. Our primary private equity sponsors are affiliates of Warburg Pincus LLC, Yorktown Partners LLC and Trilantic Capital Partners.

Corporate Information

        Our principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202, and our telephone number is (303) 357-7310. Our website address is www.anteroresources.com. Except for information specifically incorporated by reference into this prospectus that may be accessed from our website, the information on our website is not part of this prospectus, and you should rely only on information contained or incorporated by reference in this prospectus when making a decision as to whether or not to invest in our common stock.

 The Offering

Common stock offered by the selling stockholder	12,000,000 shares of common stock (13,800,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock).
Common stock outstanding before and after the offering	262,049,659 shares.
Option to purchase additional shares from the selling stockholder	The selling stockholder has granted the underwriters a 30-day option to purchase up to 1,800,000 additional shares of common stock.
Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholder in this offering. See "Use of Proceeds."
Exchange Listing	Our common stock is traded on the New York Stock Exchange under the symbol "AR."
Dividend Policy

We do not anticipate paying any cash dividends on our common stock. In addition, our credit facility and the indentures governing our senior notes place certain restrictions on our ability to pay cash dividends.

Risk factors

You should consider carefully the information under the heading "Risk Factors" beginning on page 17 of this prospectus and all other information contained or incorporated by reference herein before deciding to invest in our common stock.

        The information above excludes 16,906,500 shares of common stock reserved for issuance under our 2013 Long-Term Incentive Plan.

 Summary Historical Consolidated Financial Data

        The following table shows our summary historical consolidated financial data, for the periods and as of the dates indicated. The summary statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014 and the balance sheet data as of December 31, 2012 and 2013 and March 31, 2014 are derived from our audited and unaudited consolidated financial statements incorporated by reference herein. The balance sheet data as of December 31, 2011 is derived from our audited consolidated financial statements not incorporated by reference herein. The balance sheet data as of March 31, 2013 is derived from our unaudited consolidated financial statements not incorporated by reference herein.

        The statement of operations data for all periods presented has been recast to present the results of operations from our Piceance Basin and Arkoma Basin operations in discontinued operations. The losses on the sales of these properties are also included in discontinued operations in 2012. The results from continuing operations reflect our remaining operations in the Appalachian Basin. No part of our general and administrative expenses or interest expense was allocated to discontinued operations.

        The summary historical consolidated financial data has been prepared on a consistent basis with our audited consolidated financial statements. In the opinion of management, such summary historical consolidated financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present our financial position for the periods presented.

        The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which are incorporated by reference herein.

	Year ended December 31,			Three months ended March 31,
(in thousands, except per share amounts)	2011	2012	2013	2013	2014
Statement of operations data:
Operating revenues:
Natural gas sales	$195,116	$259,743	$689,198	$121,946	$312,336
NGLs sales	—	3,719	111,663	10,572	73,928
Oil sales	173	1,520	20,584	877	24,122
Gathering, compression and fresh water distribution	—	—	—	—	3,524
Commodity derivative fair value gains (losses)	496,064	179,546	491,689	(71,941)	(248,929)
Gain on sale of assets	—	291,190	—	—	—

Total revenues	$691,353	$735,718	$1,313,134	$61,454	$164,981

Operating expenses:
Lease operating	$4,608	$6,243	$9,439	$1,071	$4,869
Gathering, compression, processing, and transportation	37,315	91,094	218,428	40,970	92,265
Production and ad valorem taxes	11,915	20,210	50,481	8,619	21,039
Exploration	4,034	14,675	22,272	4,362	6,997
Impairment of unproved properties	4,664	12,070	10,928	1,556	1,397
Depletion, depreciation, and amortization	55,716	102,026	233,876	40,364	91,206

	Year ended December 31,			Three months ended March 31,
(in thousands, except per share amounts)	2011	2012	2013	2013	2014
Accretion of asset retirement obligations	76	101	1,065	264	302
General and administrative (including $365,280 and $29,137 of stock compensation in the year ended December 31, 2013 and the three months ended March 31, 2014, respectively)	33,342	45,284	425,438	12,717	50,985
Loss on sale of compressor station	8,700	—	—	—	—

Total operating expenses	160,370	291,703	971,927	109,923	269,060

Operating income (loss)	$530,983	$444,015	$341,207	$(48,469)	$(104,079)

Other expense:
Interest expense	$(74,404)	$(97,510)	$(136,617)	$(29,928)	$(31,342)
Loss on early extinguishment of debt	—	—	(42,567)	—	—
Interest rate derivative fair value losses	(94)	—	—	—	—

Total other expense	(74,498)	(97,510)	(179,184)	(29,928)	(31,342)

Income (loss) before income taxes and discontinued operations	456,485	346,505	162,023	(78,397)	(135,421)
Income tax (expense) benefit	(185,297)	(121,229)	(186,210)	30,400	40,662

Income (loss) from continuing operations	271,188	225,276	(24,187)	(47,997)	(94,759)
Discontinued operations:
Income (loss) from results of operations and sale of discontinued operations	121,490	(510,345)	5,257	—	—

Net income (loss)	$392,678	$(285,069)	$(18,930)	$(47,997)	$(94,759)

Earnings (loss) per share—basic(2):
Continuing operations	$1.04	$0.86	$(0.09)	$(0.18)	$(0.36)
Discontinued operations	0.46	(1.95)	0.02	—	—

Total	$1.50	$(1.09)	$(0.07)	$(0.18)	$(0.36)

Earnings (loss) per share—assuming dilution(2):
Continuing operations	$1.04	$0.86	$(0.09)	$(0.18)	$(0.36)
Discontinued operations	0.46	(1.95)	0.02	—	—

Total	$1.50	$(1.09)	$(0.07)	$(0.18)	$(0.36)

Balance sheet data (at period end):
Cash and cash equivalents	$3,343	$18,989	$17,487	$4,806	$12,580
Other current assets	330,299	255,617	316,077	190,238	309,342

Total current assets	333,642	274,606	333,564	195,044	321,922

	Year ended December 31,			Three months ended March 31,
(in thousands, except per share amounts)	2011	2012	2013	2013	2014
Oil and gas properties, at cost (successful efforts method):
Unproved properties	834,255	1,243,237	1,513,136	1,392,152	1,543,118
Proved properties	2,497,306	1,682,297	3,621,672	2,087,384	4,191,186
Fresh water distribution systems	—	6,835	231,684	19,767	290,132
Gathering and compression systems	142,241	168,930	584,626	238,234	713,485
Other property and equipment	8,314	9,517	15,757	10,238	26,731

	3,482,116	3,110,816	5,966,875	3,747,775	6,764,652
Less accumulated depletion, depreciation, and amortization	(601,702)	(173,343)	(407,219)	(213,707)	(498,425)

Property and equipment, net	2,880,414	2,937,473	5,559,656	3,534,068	6,266,227

Other assets	574,744	406,714	720,361	363,767	546,308

Total assets	$3,788,800	$3,618,793	$6,613,581	$4,092,879	$7,134,457

Current liabilities	$255,058	$376,296	622,229	473,104	760,806
Long-term indebtedness	1,317,330	1,444,058	2,078,999	1,862,530	2,535,819
Other long-term liabilities	257,606	124,702	313,693	131,505	304,794
Total equity	1,958,806	1,673,737	3,598,660	1,625,740	3,533,038

Total liabilities and equity	$3,788,800	$3,618,793	$6,613,581	$4,092,879	$7,134,457

Other financial data:
Adjusted EBITDAX from continuing operations	$160,259	$284,710	$649,358	$118,749	$273,656
Adjusted EBITDAX from discontinued operations	180,562	149,605	—	—	—

Total Adjusted EBITDAX(1)	$340,821	$434,315	$649,358	$118,749	$273,656

Net cash provided by operating activities	266,307	332,255	534,707	110,207	274,307
Net cash used in investing activities	(901,249)	(463,491)	(2,673,592)	(547,885)	(735,513)
Net cash provided by financing activities	629,297	146,882	2,137,383	423,495	456,299
Capital expenditures	903,422	1,682,549	2,671,573	549,653	731,706

(1)
"Adjusted EBITDAX" is a non-GAAP financial measure that we define as net income (loss) before interest expense or interest income, derivative fair value gains or losses, excluding net cash receipts or payments on derivative instruments, taxes, impairments, depletion, depreciation, amortization, exploration expense, franchise taxes, stock compensation, business acquisition and gain or loss on sale of assets. "Adjusted EBITDAX," as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDAX should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDAX provides no information regarding a company's capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position. Adjusted EBITDAX does not represent funds available for discretionary use because those funds may be required for debt service, capital expenditures, working capital, income taxes, franchise taxes, exploration expenses, and other commitments and obligations. However, our management team believes Adjusted EBITDAX is useful to an investor in evaluating our financial performance because this measure:

  •
  is widely used by investors in the oil and natural gas industry to measure a company's operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

  •
  helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

  •
  is used by our management team for various purposes, including as a measure of operating performance, in presentations to our board of directors, as a basis for strategic planning and forecasting and by our lenders pursuant to covenants under our credit facility and the indentures governing our senior notes.

  There are significant limitations to using Adjusted EBITDAX as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDAX reported by different companies. The following table represents a reconciliation of our net income (loss) from continuing operations to Adjusted EBITDAX from continuing operations, a reconciliation of our net income (loss) from discontinued operations to Adjusted EBITDAX from discontinued operations, and a reconciliation of our total Adjusted EBITDAX to net cash provided by operating activities per our consolidated statements of cash flows, in each case for the periods presented:

	Year ended December 31,			Three months ended March 31,
(in thousands)	2011	2012	2013	2013	2014
Net income (loss) from continuing operations	$271,188	$225,276	$(24,187)	$(47,997)	$(94,759)
Commodity derivative fair value (gains) losses(a)	(496,064)	(179,546)	(491,689)	71,941	248,929
Net cash receipts (payments) on settled derivative instruments(a)	49,944	178,491	163,570	48,131	(1,071)
Loss (gain) on sale of assets	8,700	(291,190)	—	—	—
Interest expense and loss on early extinguishment of debt and interest rate derivative fair value losses	74,498	97,510	179,184	29,928	31,342
Provision for income tax expense (benefit)	185,297	121,229	186,210	(30,400)	(40,662)
Depreciation, depletion, amortization, and accretion	55,792	102,127	234,941	40,628	91,508
Impairment of unproved properties	4,664	12,070	10,928	1,556	1,397
Exploration expense	4,034	14,675	22,272	4,362	6,997
Stock compensation expense	—	—	365,280	—	29,137
Other	2,206	4,068	2,849	600	838

Adjusted EBITDAX from continuing operations	160,259	284,710	649,358	118,749	273,656

Net income (loss) from discontinued operations	121,490	(510,345)	5,257	—	—
Commodity derivative fair value gains(a)	(180,130)	(46,358)	—	—	—

	Year ended December 31,			Three months ended March 31,
(in thousands)	2011	2012	2013	2013	2014
Net cash receipts on settled derivative instruments(a)	66,654	92,166	—	—	—
(Gain) loss on sale of assets	—	795,945	(8,506)	—	—
Provision (benefit) for income taxes	45,155	(272,553)	3,249	—	—
Depreciation, depletion, amortization, and accretion	115,164	89,124	—	—	—
Impairment of unproved properties	6,387	962	—	—	—
Exploration expense	5,842	664	—	—	—

Adjusted EBITDAX from discontinued operations	180,562	149,605	—	—	—

Total Adjusted EBITDAX	$340,821	$434,315	$649,358	$118,749	$273,656
Interest expense and other	(74,498)	(97,510)	(144,422)	(29,928)	(31,342)
Exploration expense	(9,876)	(15,339)	(22,272)	(4,362)	(6,997)
Changes in current assets and current liabilities	8,309	9,887	41,914	24,961	36,646
State franchise taxes	(2,128)	(4,068)	(2,849)	(600)	(838)
Other non-cash items	3,679	4,970	12,978	1,387	3,182

Net cash provided by operating activities	$266,307	$332,255	$534,707	$110,207	$274,307

(a)
The adjustments for the derivative fair value (gains) losses and net cash receipts on settled commodity derivative instruments have the effect of adjusting net income (loss) from continuing operations for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses on a cash basis during the period the derivatives settled.
(2)
Earnings (loss) per share—basic and assuming dilution for each of the three years ended December 31, 2013 and the three months ended March 31, 2013 and 2014 were calculated as if the shares issued in our 2013 initial public offering were outstanding for the entire period.

 Summary Reserve, Production and Operating Data

Summary Reserve Data

        The following table summarizes our estimated proved reserves and related standardized measure and PV-10 at December 31, 2011, 2012 and 2013. Our estimated proved reserves as of December 31, 2012 and 2013 are based on evaluations prepared by our internal reserve engineers, which have been audited by our independent engineers, DeGolyer and MacNaughton ("D&M"). Our estimated proved reserves as of December 31, 2011 were based on evaluations prepared by our internal reserve engineers, which were audited by D&M and Ryder Scott Company. The information in the following table does not give any effect to or reflect our commodity hedges. Reserves at December 31, 2011 and 2012 were prepared assuming ethane recovery from our production process, while reserves at December 31, 2013 were prepared assuming ethane rejection as a result of the pricing environment shifting to one that favors ethane rejection at December 31, 2013. Reserves at December 31, 2011 include reserves attributable to the Arkoma and Piceance Basin properties which were sold in 2012.

	At December 31,
	2011	2012	2013
Proved developed reserves:
Natural gas (Bcf)	718	828	1,818
NGLs (MMBbl)	19	36	33
Oil (MMBbl)	2	1	2
Total equivalent proved developed reserves (Bcfe)	844	1,047	2,022
Proved undeveloped reserves:
Natural gas (Bcf)	3,213	2,866	4,936
NGLs (MMBbl)	145	167	105
Oil (MMBbl)	15	2	8
Total equivalent proved undeveloped reserves (Bcfe)	4,173	3,882	5,610
Total estimated proved reserves (Bcfe)	5,017	4,929	7,632
Proved developed producing (Bcfe)	804	935	1,771
Proved developed non-producing (Bcfe)	40	112	251
Percent developed	17%	21%	27%
PV-10 (in millions)(1)	$3,445	$1,923	$5,998
Standardized measure (in millions)(1)	$2,470	$1,601	$4,510

(1)
PV-10 was prepared using average yearly prices computed using SEC rules, discounted at 10% per annum, without giving effect to taxes. PV-10 is a non-GAAP financial measure.

We believe that the presentation of PV-10 is relevant and useful to our investors as supplemental disclosure to the standardized measure of future net cash flows, or after tax amount, because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account future corporate income taxes and our current tax structure. While the standardized measure is dependent on the unique tax situation of each company, PV-10 is based on a pricing methodology and discount factors that are consistent for all companies. Because of this, PV-10 can be used within the industry and by creditors and securities analysts to evaluate estimated net cash flows from proved reserves on a more comparable basis. The difference between the standardized measure and the PV-10 amount is the discounted estimated future income tax. For more information about the calculation of standardized measure, see footnote 18 to our consolidated financial statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference herein.

        The following table sets forth the estimated future net cash flows from our proved reserves (without giving effect to our commodity hedges), the present value of those net cash flows before income tax (PV-10), the present value of those net cash flows after income tax (standardized measure) and the prices used in projecting future net cash flows at December 31, 2011, 2012 and 2013:

	At December 31,
(In millions, except per Mcf data)	2011(1)	2012(2)	2013(3)
Future net cash flows	$11,470	$7,221	$18,797
Present value of future net cash flows:
Before income tax (PV-10)	$3,445	$1,923	$5,998
Income taxes	(975)	(322)	(1,488)
After income tax (standardized measure)	$2,470	$1,601	4,510

(1)
12-month average prices used at December 31, 2011 were $3.90 per Mcf for the Arkoma Basin, $3.84 per Mcf for the Piceance Basin and $4.16 per Mcf for the Appalachian Basin.

(2)
12-month average prices used at December 31, 2012 were $2.78 per Mcf for natural gas, $19.61 per Bbl for NGLs, and $85.05 per Bbl for oil for the Appalachian Basin based on a $95.05 WTI reference price.

(3)
12-month average prices used at December 31, 2013 were $3.65 per Mcf for natural gas, $47.13 per Bbl for NGLs, and $87.00 per Bbl for oil for the Appalachian Basin based on a $97.17 WTI reference price.

        Future net cash flows represent projected revenues from the sale of proved reserves net of production and development costs (including operating expenses and production taxes). Prices for 2011, 2012 and 2013 were based on 12-month unweighted average of the first-day-of-the-month pricing, without escalation. Costs are based on costs in effect for the applicable year without escalation. There can be no assurance that the proved reserves will be produced as estimated or that the prices and costs will remain constant. There are numerous uncertainties inherent in estimating reserves and related information and different reservoir engineers often arrive at different estimates for the same properties.

Production, Revenues and Price History

Continuing Operations Data—Appalachian Basin

        The following table sets forth information regarding our production, our revenues and realized prices, and production costs from continuing operations in the Appalachian Basin for the years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,			Three months ended March 31,
	2011	2012	2013	2013	2014
Production data:
Natural gas (Bcf)	45	87	177	33	62
NGLs (MBbl)	—	71	2,123	205	1,198
Oil (MBbl)	2	19	226	10	271
Total combined production (Bcfe)	45	87	191	34	71
Average daily combined production (MMcfe/d)	124	239	522	383	786
Average sales prices:
Natural gas (per Mcf)	$4.33	$2.99	$3.90	$3.67	$5.05
NGLs (per Bbl)	$—	$52.07	$52.61	$51.55	$61.69
Oil (per Bbl)	$97.19	$80.34	$91.27	$86.12	$88.87
Combined average sales prices before effects of cash settled derivatives (per Mcfe)(1)	$4.33	$3.03	$4.31	$3.87	$5.80
Combined average sales prices after effects of cash settled derivatives (per Mcfe)(1)	$5.44	$5.08	$5.17	$5.26	$5.79
Average costs per Mcfe:
Lease operating costs	$0.10	$0.07	$0.05	$0.03	$0.07
Gathering, compression, processing and transportation	$0.83	$1.04	$1.15	$1.19	$1.30
Production and ad valorem taxes	$0.26	$0.23	$0.26	$0.25	$0.30
Depreciation, depletion, amortization and accretion	$1.24	$1.17	$1.23	$1.18	$1.29
General and administrative(2)	$0.74	$0.52	$0.32	$0.37	$0.31

(1)
Average prices shown reflect both of the before-and-after effects of our realized commodity hedging transactions. Our calculation of such effects includes realized gains or losses on cash settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

(2)
Does not include noncash stock compensation in the year ended December 31, 2013 and the three months ended March 31, 2014.

Discontinued Operations Data—Arkoma and Piceance Basins

        The table above does not include the following production or revenue from discontinued operations from the Arkoma and Piceance Basin properties which were sold in 2012:

	Year ended December 31,
	2011	2012	2013
Production (combined Bcfe)	44	35	—
Natural gas, NGL and oil production revenues (in millions)	$197	$125	—

RISK FACTORS

        An investment in our common stock involves a significant degree of risk. Before you invest in our common stock you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Report on Form 10-Q and any subsequently filed Current Reports on Form 8-K, which are incorporated herein by reference, and the risk factors included herein, together with all of the other information included in this prospectus and the documents we incorporate by reference, in evaluating an investment in our common stock. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Please read "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to the Offering and Our Common Stock

Antero Investment holds a majority of our outstanding common stock.

        Antero Investment currently holds approximately 84.3% of our common stock. Accordingly, Antero Investment has the ability to elect all of the members of our board of directors and thereby control our management and affairs. In addition, Antero Investment has the ability to determine the outcome of all matters requiring stockholder approval, including mergers, amendments to our certificate of incorporation and other material transactions and to cause or prevent a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. So long as Antero Investment continues to own a significant amount of our common stock, even if such amount represents less than 50% of the aggregate voting power, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests.

        In addition, the limited liability company agreement of Antero Investment (the "LLC Agreement") provides that Antero Investment and its members will agree to vote the shares of our common stock held by Antero Investment in favor of the election of the five directors of Antero Investment to our board.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

        Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

  •
  a classified board of directors, so that only approximately one-third of our directors are elected each year;

  •
  limitations on the removal of directors;

  •
  limitations on the ability of our stockholders to call special meetings; and

  •
  establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

We do not intend to pay dividends on our common stock, and our credit facility and the indentures governing our senior notes place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our credit facility and the indentures governing our senior notes place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        We or the selling stockholder may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities.

        On October 11, 2013, we filed a registration statement with the SEC on Form S-8 providing for the registration of an aggregate of 20,000,000 shares of our common stock issued or reserved for issuance under our stock incentive plan. Subject to the satisfaction of vesting conditions, Rule 144 restrictions applicable to our affiliates and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

        We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements.

        Antero Investment controls a majority of the combined voting power of all classes of our outstanding voting stock, and we are a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and governance and compensation committees.

        These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

        Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. We will pay certain expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholder.

 DESCRIPTION OF COMMON STOCK

        The following summary of our common stock, Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Certificate of Incorporation and Bylaws.

Common Stock

        Our Certificate of Incorporation authorizes 1,000,000,000 shares of common stock, par value $0.01 per share, for issuance. As of May 6, 2014, we had 262,049,659 shares of common stock issued and outstanding.

        Our common stock commenced trading on the NYSE under the symbol "AR" on October 16, 2013 in connection with our initial public offering. As of May 6, 2014, there were four holders of record of our common stock.

        Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law ("DGCL"). Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

        Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        We may elect to not be subject to the provisions of Section 203 of the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

        Among other things, our Certificate of Incorporation and Bylaws:

  •
  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Bylaws specify the requirements as to form and content of all stockholders" notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

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  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  at any time after Antero Resources Investment LLC ("Antero Investment") and Warburg Pincus LLC, Yorktown Partners LLC and Trilantic Capital Partners (collectively, the "Sponsors") and their respective affiliates no longer collectively own more than 50% of the outstanding shares of our common stock,

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  provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

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  provide our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (prior to such time, our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding common stock); and

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  provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

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  provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

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  provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Antero Investment or the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

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  provide that our Bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors, including the requirement that any amendment by the stockholders at a meeting, at any time after Antero Investment and the Sponsors and their respective affiliates no longer collectively own more than 50% of the outstanding shares of our common stock, be upon the affirmative vote of at least 66 2/3% of the shares of common stock generally entitled to vote in the election of directors.

Limitation of Liability and Indemnification Matters

        Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of their duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our Certificate of Incorporation and Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Certificate of Incorporation and Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS AND
ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, consequences related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income and estate taxation or the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift tax laws. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons that hold our common stock as a result of a constructive sale;

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  persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States;

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  real estate investment trusts or regulated investment companies;

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  persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

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  persons that hold in excess of 5% of our common stock.

        YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common stock that is an individual, corporation, estate or trust and is not for U.S. federal income tax purposes any of the following:

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  an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) investing in our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

        We do not plan to make any distributions on our common stock for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read "—Gain on Disposition of Common Stock." Any dividend paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN (or other appropriate form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). Effectively connected dividend income will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing to the withholding agent a properly executed IRS Form W-8ECI (or successor form) certifying eligibility for the exemption. If the non-U.S. holder is a corporation, that portion of the corporation's earnings and profits for the taxable year, as adjusted for certain items, that is effectively connected with its U.S. trade or business may also be subject to a "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

        A non-U.S. holder described in the first bullet point above will be subject to tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the amount of such gain (which may be offset by U.S. source capital losses).

        A non-U.S. holder whose gain is described in the second bullet point above will be subject to U.S. federal income tax on any gain recognized on a net income basis at the same graduated rates generally applicable to U.S. persons unless an applicable tax treaty provides otherwise. Corporate non-U.S. holders may also be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable tax treaty) of their earnings and profits that are effectively connected with a U.S. trade or business and attributable to such gain, as adjusted for certain items.

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock is "regularly traded on an established securities market," a non-U.S. holder will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC only if the non-U.S. holder actually or constructively owns owned at any time during the shorter of the five-year period ending on the date of the disposition or, if shorter, the non-U.S. holder's holding period for the common stock, more than 5% of our common stock. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders would be subject to U.S. federal income tax on a disposition of our common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by such non-U.S. holder.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

U.S. Federal Estate Tax

        Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence.

        Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8, provided that the withholding agent does not have actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8 and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that certain required information is timely furnished to the IRS.

Legislation Affecting Common Stock Held Through Foreign Accounts

        Legislation enacted in 2010 imposes a 30% withholding tax on any dividends on our common stock and on the gross proceeds from a disposition of our common stock in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

        Payments subject to withholding tax under this law generally include dividends paid on common stock of a U.S. domestic corporation after June 30, 2014, and gross proceeds from sales or redemptions of such common stock after December 31, 2016. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of this law.

        THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TREATIES.

SELLING STOCKHOLDER

        The shares of common stock to be sold by the selling stockholder were acquired by the selling stockholder in connection with our corporate reorganization and initial public offering, which was exempt from the registration requirements of the Securities Act under Section 4(a)(2) thereof. We are registering these securities in order to satisfy our obligations under a registration rights agreement we entered into with the selling stockholder.

        We will pay certain expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholder. In addition, we have agreed to indemnify the selling stockholder against certain liabilities in connection with offerings of the common stock.

        Because the selling stockholder, Antero Resources Investment LLC, is our affiliate, it may be deemed an "underwriter" within the meaning of the Securities Act and, as a result, may be deemed to be offering securities, indirectly, on our behalf.

        The following table sets forth information relating to the selling stockholder based on information supplied to us by the selling stockholder at or prior to the time of the filing of the registration statement of which this prospectus is a part. The selling stockholder may hold or acquire at any time shares of common stock in addition to those offered by this prospectus.

        The selling stockholder has granted the underwriters a 30-day option to purchase up to 1,800,000 additional shares of common stock. The information in the table below does not give effect to any exercise of the underwriters' option.

			Common Stock Owned After Offering
Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Number of Shares	Percentage(1)
Antero Resources Investment LLC(2)	220,965,909	12,000,000	208,965,909	79.7%

(1)
Based on 262,049,659 shares of common stock outstanding as of May 6, 2014.

(2)
The shares of common stock offered hereby are directly held by Antero Investment. The address of the Antero Investment is 1615 Wynkoop Street, Denver, Colorado 80202.

Pursuant to the limited liability company agreement (the "LLC Agreement") of Antero Investment LLC, the disposition of any shares of our common stock held by Antero Investment requires the approval of the director appointed by Warburg Pincus and at least 69% of the voting interests in Antero Investment.

Under the LLC Agreement, the board of directors of Antero Investment has the authority to vote the shares of our common stock held by Antero Investment in its discretion with respect to matters deemed ordinary course, including the election of our directors, the ratification of our auditor, the approval of incentive compensation plans and proposals submitted by other stockholders. On all other matters, the board of directors of Antero Investment will vote the shares of common stock in equal proportion to the vote cast by members holding voting units relative to all outstanding voting units. Accordingly, holders of voting units in Antero Investment may be deemed to have beneficial ownership of an amount of shares of common stock held by Antero Investment equal to such holders' respective voting unit percentage.

The board of directors of Antero Investment is comprised of Paul M. Rady, Glen C. Warren, Jr., Peter R. Kagan, W. Howard Keenen, Jr. and Christopher R. Manning. Each member of Antero Investment's board of directors disclaims beneficial ownership of any shares of our common stock held by Antero Investment.

  Funds affiliated with Warburg Pincus own 38.4% of the voting interests in, and have the right to appoint one director of, Antero Investment. The Warburg Pincus funds are Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), and together with its two affiliated partnerships Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands ("WP VIII CV I"), and WP-WPVIII Investors, L.P., a Delaware limited partnership ("WP-WPVIII Investors") and, together with WP VIII and WP VIII CV I, the "WP VIII Funds"), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership ("WP X"), and Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WP X Partners," and together with WP X, the "WP X Funds"), and Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership ("WP X O&G"), through their beneficial interests in WP Antero LLC, a Delaware limited liability company, an indirect subsidiary of WP X, WP X O&G, WP-WPVIII Investors and a direct subsidiary of WP X Partners, WP VIII and WP VIII CV I. Warburg Pincus X, L.P., a Delaware limited partnership ("WP X GP"), is the general partner of the WP X Funds and WP X O&G. Warburg Pincus X LLC, a Delaware limited liability company ("WP X LLC"), is the general partner of WP X GP. WP-WPVIII Investors LLC, a Delaware limited liability company ("WP-WPVIII LLC"), is the general partner of WP-WPVIII Investors. Warburg Pincus Partners LLC, a New York limited liability company ("WP Partners"), is the sole member of WP X LLC and WP-WPVIII LLC and the general partner of WP VIII and WP VIII CV I. Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), is the manager of the WP VIII Funds, the WP X Funds, and WP X O&G. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Each of Messrs. Kaye and Landy, together with the WP VIII Funds, the WP X Funds, WP X O&G, WP X GP, WP X LLC, WP Partners, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Entities". Each Warburg Pincus Entity disclaims beneficial ownership with respect to any shares of common stock, except to the extent of its pecuniary interest. In addition, two of our directors, Peter R. Kagan and James R. Levy, also serve as partners of WP and as Managing Directors and Members of WP LLC. Messrs. Kagan and Levy disclaim beneficial ownership of all shares of common stock held by the Warburg Pincus entities.

  Investment funds managed by Yorktown Partners own voting interests in, and have the right to appoint one director of, Antero Investment, who is initially W. Howard Keenan, Jr. The Yorktown funds that hold an interest in Antero Investment consist of Yorktown Energy Partners V, L.P. (1.3%), Yorktown Energy Partners, VI, L.P. (1.4%), Yorktown Energy Partners VII, L.P. (3.2%) and Yorktown Energy Partners VIII, L.P. (4.9%). Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. The managers of each of Yorktown V Company LLC, Yorktown VI Associates LLC, Yorktown VII Associates LLC and Yorktown VIII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta and Robert A. Signorino. As a result, Yorktown V Company LLC, Yorktown VI Associates LLC, Yorktown VII Associates LLC, Yorktown VIII Associates LLC and their respective managers may be deemed to share the power to direct the vote of a proportionate amount of common stock held by Antero Investment. The Yorktown funds and the foregoing Yorktown-related entities and individuals disclaim beneficial ownership of the shares of common stock held by Antero Investment, except to the extent of their pecuniary interest therein.

  Mr. Keenan disclaims beneficial ownership of all shares of common stock held by Antero Investment over which the Yorktown funds may be deemed to have beneficial ownership.

  Trilantic Capital Partners Fund III Onshore Rollover L.P., Trilantic Capital Partners AIV I L.P., Trilantic Capital Partners Fund AIV I L.P., Trilantic Capital Partners Fund (B) AIV I L.P., TCP Capital Partners V AIV I L.P., Trilantic Capital Partners IV L.P., Trilantic Capital Partners Group VI L.P., Trilantic Capital Partners Fund IV Funded Rollover L.P., TCP Capital Partners VI L.P. (collectively, "Trilantic Capital Partners") and LB DPEF 2004 Partners L.P. ("DPEF") collectively and indirectly own 8.5% of the voting nterests in Antero Investment. The holdings of Trilantic Capital Partners and DPEF are held by TCP Antero I-1 Holdco, LLC, which is managed by Trilantic Capital Management LLC ("TCM") as managing member; TCP Antero I-2 Holdco, LLC and TCP Antero I-4 Holdco, LLC, are each managed by Trilantic Capital Partners IV L.P. as managing member. TCP Antero I-1 Holdco, LLC, TCP Antero I-2 Holdco, LLC and TCP Antero I-4 Holdco, LLC (collectively, the "Trilantic Entities") have the right to appoint one director of Antero Investment. TCM, the investment adviser of Trilantic Capital Partners, as well as Charles Ayres, E. Daniel James, Christopher R. Manning, Jon Mattson and Charles C. Moore (collectively, the "Trilantic Partners") as partners, members of the Board of Managers and majority owners of TCM, may be deemed to share voting and dispositive power of the voting interests in Antero Investment owned by Trilantic Capital Partners. Trilantic Capital Partners and DPEF disclaim beneficial ownership of the shares of common stock, except to the extent of their pecuniary interest. TCM and the Trilantic Partners disclaim beneficial ownership of all shares held by the Trilantic Entities.

 UNDERWRITING

        Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K, which will be incorporated by reference in this prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholder the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.	3,600,000
Citigroup Global Markets Inc.	1,920,000
Credit Suisse Securities (USA) LLC	1,920,000
J.P. Morgan Securities LLC	1,920,000
Raymond James & Associates, Inc.	390,000
Scotia Capital (USA) Inc.	390,000
Tudor, Pickering, Holt & Co. Securities, Inc.	390,000
Wells Fargo Securities, LLC	390,000
Robert W. Baird & Co. Incorporated	180,000
BMO Capital Markets Corp.	180,000
Capital One Securities, Inc.	180,000
IBERIA Capital Partners L.L.C.	180,000
KeyBanc Capital Markets Inc.	180,000
SunTrust Robinson Humphrey, Inc.	180,000

Total	12,000,000

        The underwriting agreement will provide that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholder to the underwriters being true;

  •
  there having been no material change in our business or the financial markets; and

  •
  our and the selling stockholder's delivery of customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to the selling stockholder for the shares.

	Paid by the Selling Stockholder
	No Exercise	Full Exercise
Per share	$1.86	$1.86

Total	$22,320,000	$25,668,000

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $1.116 per share. After this offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        We have agreed to pay expenses incurred by the selling stockholder in connection with this offering, other than the underwriting discounts and commissions. The expenses of this offering that are payable by us are estimated to be approximately $700,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

Option to Purchase Additional Shares

        The selling stockholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,800,000 shares from the selling stockholder at the public offering price less underwriting discounts and commissions. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in this offering as indicated in the table at the beginning of this "Underwriting" section.

Lock-Up Agreements

        We and the selling stockholder have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (other than common stock and shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or described herein) or sell or grant options, rights or warrants with respect to any shares of common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, whether any such transaction described in clause (1) or clause (2) is to be settled by delivery of the common stock or other securities, in cash or otherwise, (3) file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of this prospectus.

        Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

        We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in this offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with the selling stockholder to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        Our common stock is listed on the New York Stock Exchange under the symbol "AR."

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp., Capital One Securities, Inc. and KeyBanc Capital Markets Inc. are lenders under our credit facility and our midstream credit facility. Additionally, an affiliate of J.P. Morgan Securities LLC acts as administrative agent under our credit facility and the midstream credit facility.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

        This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the relevant implementation date), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus, may not be made in that relevant member state other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers for any such offer; or

  (c)
  in any other circumstances failing within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as qualified investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  (a)
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  (b)
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  (a)
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  (b)
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  (c)
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

        This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

        The shares of our common stock offered hereby may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock offered hereby may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of our common stock offered hereby which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

People's Republic of China

        The common stock may not be offered or sold directly or indirectly in the People's Republic of China, or the PRC (which, for such purposes, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan), except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any material or information contained herein relating to the common stock, which have not been and will not be submitted to or approved/verified by or registered with the China Securities Regulatory Commission, or CSRC, or other relevant governmental authorities in the PRC pursuant to relevant laws and regulations, may be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of the common stock in the PRC. The material or information contained herein relating to the common stock does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC. The common stock may only be offered or sold to the PRC investors that are authorized to engage in the purchase of securities of the type being offered or sold. PRC investors are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, any which may be required from the CSRC, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC regulations, including, but not limited to, all relevant foreign exchange regulations and/or foreign investment regulations.

Japan

        The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock offered hereby may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore, which we refer to as the SFA, (ii) to a "relevant person" as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of our common stock offered hereby are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except

  (i)
  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

  (ii)
  (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

  (iii)
  where no consideration is or will be given for the transfer; or

  (iv)
  where the transfer is by operation of law.

        By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

        (a)   you confirm and warrant that you are either:

    (i)
    a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

    (ii)
    a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    (iii)
    a person associated with the company under section 708(12) of the Corporations Act; or

    (iv)
    a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

        (b)   you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

 LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements of Antero Resources Corporation as of December 31, 2012 and 2013 and for each of the years in the three-year period ended December 31, 2013 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        The information incorporated by reference into this prospectus regarding estimates of our natural gas and oil reserves, related future net cash flows and the present values thereof related to our Appalachian Basin properties as of December 31, 2013, 2012 and 2011 and our Arkoma Basin, Woodford Shale and Fayetteville Shale properties as of December 31, 2011 were based in part upon reserve reports audited by independent petroleum engineers, DeGolyer and MacNaughton. The information incorporated by reference into this prospectus regarding estimates of our natural gas and oil reserves, related future net cash flows and the present values thereof related to our Piceance Basin properties as of December 31, 2011 were based in part in upon reserve reports audited by independent petroleum engineers, Ryder Scott Company. We have included these estimates in reliance on the authority of such firms as experts in such matters.

PROSPECTUS

Joint Book-Running Managers

Barclays
Citigroup
Credit Suisse
J.P. Morgan

Senior Co-Managers

Raymond James
Scotiabank / Howard Weil
Tudor, Pickering, Holt & Co.
Wells Fargo Securities

Co-Managers

Baird
BMO Capital Markets
Capital One Securities
IBERIA Capital Partners L.L.C.
KeyBanc Capital Markets
SunTrust Robinson Humphrey

May 13, 2014